UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following exhibits to this report on Form 6-K are hereby incorporated by reference into the Registration Statements on Form F-3 of ABB Ltd and ABB Finance (USA) Inc. (File Nos. 333-223907 and 333-223907-01).

Exhibit	Document

1.1	Underwriting Agreement, dated March 26, 2018, among ABB Finance (USA) Inc., ABB Ltd and the Underwriters named therein.
4.1	Indenture, dated April 3, 2018, among ABB Finance (USA) Inc., ABB Ltd and Deutsche Bank Trust Company Americas, as Trustee.
4.2

First Supplemental Indenture dated April 3, 2018, among ABB Finance (USA) Inc., ABB Ltd and Deutsche Bank Trust Company Americas, as Trustee (including the form of the 2.800% Notes due 2020, the form of the 3.375% Notes due 2023 and the form of the 3.800% Notes due 2028).

5.1	Opinion of Latham & Watkins LLP.
5.2	Opinion of Homburger AG.
23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.2	Consent of Homburger AG (included in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 3, 2018.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: April 3, 2018.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance